Atlas Air Worldwide Holdings, Inc.

2000 Westchester Avenue

Purchase, NY 10577

August 19, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk
Branch Chief

Re: Atlas Air Worldwide Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed on February 12, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Filed on July 30, 2015

File No. 001-16545

Dear Mr. Shenk:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated August 6, 2015 with respect to Atlas Air Worldwide Holdings, Inc.’s (“Atlas” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the period ended June 30, 2015. For your convenience, we have also set forth below each of the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 9. Income Taxes, page 66

1.	Comment: Please tell us the facts and circumstances associated with the extraterritorial income tax benefit recognized in each of 2014 and 2013, including the basis for the amount recognized and changes therein. Also, tell us the nature of the reserve applied against such benefits and the amount of the reserve for each year.

Response:

We previously claimed tax benefits for extraterritorial income (“ETI”) generated from certain of our foreign leasing arrangements in 2001 through 2006.

After extensive tax and legal technical analyses in 2013, we recorded an additional tax benefit generated from the same foreign leasing arrangements in 2001 through 2006. We recorded this benefit based on the application of a recent court case (CBS Corporation v. United States). The case concluded that taxpayers claiming ETI benefits need not reduce their tax basis in property. As a result, we increased our tax benefit due to the restoration of our tax basis in property for which we previously claimed ETI benefits.

We recorded a tax benefit of $19.9 million in 2013 before the application of any reserve. We then applied the principles of ASC 740-10 regarding the likelihood of sustaining an uncertain tax position at a more-likely-than-not level of assurance, and we recorded a reserve of $5.7 million.

Due to a change in expectation of becoming a significant cash taxpayer, we determined that there was an economic basis to evaluate additional ETI tax benefits in 2014. We then performed extensive tax and legal technical analyses in 2014 to compute and record a tax benefit for ETI generated from certain of our foreign leasing arrangements in 2007 through 2014.

Based on our determination, we recorded a tax benefit of $70.9 million in 2014 before the application of any reserve. We then applied the principles of ASC 740-10 regarding the likelihood of sustaining an uncertain tax position at a more-likely-than-not level of assurance, and we recorded a reserve of $36.1 million.

Note 11. Segment Reporting, page 70

2.	Comment: Please disclose the factors used to identify your reportable segments, including the basis of organization, and whether operating segments have been aggregated. Refer to ASC 280-10-50-21a.

Response:

To ensure the process used to identify our reportable segments is clearly understood, we will include disclosure similar to the following in future filings, updated as appropriate:

“Our business is organized into three operating segments based on our service offerings: ACMI, Charter and Dry Leasing. All segments are directly or indirectly engaged in the business of air transportation services but have different commercial and economic characteristics. Each operating segment is separately reviewed by our chief operating decision maker to assess operating results and make resource allocation decisions. We do not aggregate our operating segments, and therefore our operating segments are our reportable segments.”

3.	Comment: Please provide the disclosures required by ASC 280-10-50-41.

Response:

Our revenues are generally derived from global activities, such as operating international networks for our customers. As a provider of outsourced aircraft and aviation operating services throughout the world, Atlas is primarily paid for the hours we operate, subject to contractual minimums, regardless of where customers require us to operate aircraft to support their international networks. As it is neither practicable nor meaningful to report geographic revenue information, we do not use or report such information internally. Also, our tangible long-lived assets are comprised primarily of flight equipment used for international flying and are not located or deployed in any one country. As such, it is not practicable to report geographical information for our long-lived assets.

In future filings, as indicated in ASC 280-10-50-41, we will include disclosure similar to the following:

“Given the nature of our business and international flying, geographic information for revenue and tangible long-lived assets is not presented because it is impracticable to do so.”

Form 10-Q for the Quarter Ended June 30, 2015

Note 9. Segment Reporting, page 14

4.	Comment: You disclose that during the first quarter of 2015 you changed the methodology for allocating certain unallocated expenses to your segments. In this regard, please explain to us the following: (1) the basis for the change; (2) how the new methodology differs from the prior methodology; and (3) and the impact the change had on your segment profitability measure, if any. To the extent the change affected your reported segment profitability measure you are required to provide the disclosures outlined in ASC 280-10-50-29d and 32e in sufficient detail for an investor to clearly understand the nature and effect the change had on your segment profitability measure. Please confirm your understanding of this matter in your response to us.

Response:

We confirm our understanding of the disclosure requirements of ASC 280-10-50-29d and 32e. We note your comment with respect to the disclosure on page 14 of our June 30, 2015 Form 10-Q. We considered the magnitude of the change using both quantitative and qualitative factors, including whether the change impacted segment profitability trends. Based on our assessment, we believe that the amount of the change was immaterial. The change in methodology during the first quarter of 2015 was based on improvements in data collection that allow us to better allocate certain costs to our ACMI and Charter segments. For investor transparency and improved comparability, we adjusted prior period information and added the following disclosure: “During the first quarter of 2015, we changed the methodology for allocating certain unallocated expenses to our segments. The prior period information has been adjusted to consistently reflect this change.”

Although we believe that the amount of the change was immaterial, we will include disclosure similar to the following in future filings:

“During the first quarter of 2015, we changed the methodology for allocating certain expenses to our Charter segment that were previously unallocated and we changed the allocation of certain expenses between our Charter and ACMI segments. The prior period information has been adjusted to consistently reflect these changes. The impact of the changes was as follows:.”

	For the Three Months Ended June 30, 2014		For the Six Months Ended June 30, 2014
	Prior Methodology	Revised Methodology	Prior Methodology	Revised Methodology
Direct Contribution:
ACMI	$44,128	$44,677	$89,326	$90,133
Charter	9,564	8,196	6,787	4,007

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (914) 701-8000.

Sincerely,

/s/ Spencer Schwartz
Spencer Schwartz
Executive Vice President and Chief Financial Officer

CC:	William J. Flynn,	President and Chief Executive Officer
	Adam R. Kokas,	Executive Vice President, General Counsel, Chief Human Resources Officer & Secretary
	Aamira Chaudhry,	Securities and Exchange Commission
	Doug Jones,	Securities and Exchange Commission